02057038

NO ACT
P.E 8-16-02
1-11373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

August 30, 2002

Act 1934
Section 14A-8
Rule
Public Availability 8/30/2002

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Cardinal Health, Inc.

Dear Mr. Lane:

This is in regard to your letter dated August 16, 2002 concerning the shareholder proposal submitted by Walden Asset Management and co-sponsored by Citizens Core Growth Fund and Sisters of the Sorrowful Mother International Finance, Inc. for inclusion in Cardinal Health's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Cardinal Health therefore withdraws its June 25, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Kenneth P. Scott, CFA
Portfolio Manager and Social Research Analyst
Walden Asset Management
40 Court Street
Boston, MA 02108

PROCESSED
SEP 13 2002
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

June 25, 2002

RECEIVED
2002 JUN 25 PM 5:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial
(202) 887-3646

Client No.
C 18451-00002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Walden Asset Management, et. al.*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Cardinal Health, Inc. ("CH" or the "Company") to omit from its proxy statement and form of proxy for CH's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Walden Asset Management and co-sponsored by Citizens Core Growth Fund and Sisters of the Sorrowful Mother International Finance, Inc. (collectively, the "Proponents"). The Proposal requests that CH's Board of Directors "report to shareholders by January 1, 2003 on its efforts to adopt a policy of phasing out the distribution of mercury-containing medical devices by January 1, 2005." The Proposal and Supporting Statement are attached hereto as Attachment A.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed herewith are six (6) copies of this letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment are being mailed on this date to the Proponents informing them of CH's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. CH intends to begin distribution of its definitive 2002 Proxy Materials on or about September 13, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before CH files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from CH's 2002 Proxy Materials on the following bases, as more fully discussed below:

1. Rule 14a-8(i)(7), because the Proposal and the Supporting Statement relate to the Company's ordinary business operations;

2. Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company; and

3. Rule 14a-8(i)(3) and Rule 14a-9, because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules.

BASES FOR EXCLUSION

1. The Proposal And The Supporting Statement Deal With Matters Relating To The Company's Ordinary Business Matters.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations" provided that it does not have "significant policy, economic or other implications inherent in it." Release No. 34-12999 (November 22, 1976). The term "ordinary business" is based in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations. *See* Release No. 34-40018 (May 21, 1998) (the "1998 Release"). According to the Commission, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and *the retention of suppliers*. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex

> nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or *seeks to impose specific time-frames* or methods for implementing complex policies.

(*emphasis added*). 1998 Release.

The Proposal seeks to "micro-manage" the Company and concerns tasks fundamental to the ability of Company management to run CH on a day-to-day basis. Furthermore, the Proposal concerns general healthcare business and operational matters with no significant policy implications. Therefore, the Company may omit the Proposal and Supporting Statement under Rule 14a-8(i)(7).

A. The Proposal Seeks To "Micro-Manage" The Company With Respect To Ordinary Business Matters About Which Shareholders, As A Group, Are Not In A Position To Make Informed Judgments.

In the 1998 Release, the Commission noted that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Proposal seeks to control the method in which the Company addresses and responds to environmental, health and safety ("EHS") concerns from mercury by attempting to have the Company adopt a specific course of action: terminating the distribution of mercury-containing medical products by a specific date. Because the Proposal seeks to "micro-manage" the Company by proposing such an oversimplistic "solution" when such EHS concerns are complex, multifaceted and best addressed by the Company's management, the Proposal may be excluded under Rule 14a-8(i)(7).

The complexity of addressing the EHS issues associated with mercury-containing products cannot be underestimated. The Proposal states that "[a]lternatives are available to mercury-containing devices." However, according to the National Institutes of Health, "it is recognized that there are some uses of mercury in biomedical research, medicine and facility infrastructure for which there are *presently no satisfactory alternatives*" (*emphasis added*). *See* www.nih.gov/od/ors/ds/nomercury/goals.htm (June 20, 2002). Furthermore, the United States Environmental Protection Agency, in a joint effort with Purdue University, acknowledged the complexity of mercury-related EHS concerns: "[m]edical professionals must ultimately balance the advantages of selecting products that contain mercury against the risks that mercury poses to the environment." *See* "Mercury Use Reduction and Waste Prevention in Medical Facilities" at www.epa.gov/seahome/mercury/src/alternat.htm (June 24, 2002).

The Company has adopted a variety of techniques to address and manage the EHS concerns related to mercury-containing products. In some cases, the Company ceased manufacturing or distributing mercury-containing products. For example, the Company's V. Mueller business unit converted its former mercury filled bougies to ones that now contain tungsten. And the Company's Medicine Shoppe subsidiary replaced its brand-label mercury-containing thermometer with a non-mercury thermometer.

In other situations the Company's highly-skilled and trained personnel determined to continue distributing mercury-containing products with appropriate safeguards. These decisions balance the related EHS concerns with the need to provide the Company's customers with quality products. For example, as a distributor to hospital operators and other healthcare providers, CH routinely makes difficult decisions regarding the distribution of numerous mercury-containing devices, including analytical instruments and tests, centrifuges, thermometers, manometers and barometers. Decisions with respect to these products involve multiple complex factors which could impact employee safety, cost, logistics, the patient care provided by the Company's customers and other matters which are fact- and expertise-based. The Company addresses EHS concerns via internal safeguards against the potential hazards of mercury-containing products, including maintaining a written "Hazardous Communications Program" at each of its distribution centers. This program includes a current list of all hazardous material contained within the distribution center and guidelines for clean-up. The Company also produces a written environmental policy contained in *The Cardinal Ethics Guide*, distributed annually to CH employees throughout the world.

In sum, the Company's procedures allow management, in consultation with physicians, scientists and highly trained managers, to consider relevant factors, such as the existence and costs of alternative products, risks posed by the product and any impact on employee safety or the patient care provided by its customers, before making decisions regarding purchasing from the Company's suppliers or distributing mercury-containing products. In contrast, the Proposal would ban mercury-containing products without considering such complex issues, including that alternative products may not be available. The Staff previously concurred in the exclusion of other proposals which similarly seek to manage complex matters related to a company's business. *See, e.g., Duke Energy Corporation* (February 16, 2001) (granting no-action relief with respect to a proposal recommending that the Company take the necessary steps to reduce nitrogen oxide emissions by a specified percentage and within a precise timeframe). As with reducing nitrogen oxide emissions, ceasing the distribution of mercury-containing products involves complex technical matters best left to management and not to shareholders to debate at an annual meeting. In sum, the Proposal is excludable under Rule 14a-8(i)(7) since it unreasonably interferes with the Company's ordinary business operations by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment".

B. Requesting A Report Related To Ordinary Business Matters Is Excludable Under Rule 14a-8(i)(7).

The Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report regarding the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. *See, e.g., Willamette Industries, Inc.* (March 20, 2001) (regarding a report on risk evaluation of environmental problems); *AT&T Corp.* (February 21, 2001) (regarding a report on the nature, presentation and content of cable television programming); *The Mead Corporation* (January 31, 2001) (regarding a report on risk evaluation of environmental problems); *Wal-Mart Stores, Inc.* (March 15, 1999) (regarding a report on purchasing products made with forced, child or convict labor); *Nike, Inc.* (July 10, 1997) (regarding a report on employment policies in foreign countries).

The exclusion of such proposals can be traced to Release 34-20091 (August 16, 1983), where the Commission stated that it considers "whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business" and "where it does, the proposal will be excludable as ordinary business under Rule 14a-8(c)(7)". Release 34-20091. The report requested by the Proposal is the same type of report which the Staff, in similar circumstances, consistently has found to be excludable. In *Duke Power Company* (March 7, 1988), the Staff concurred in the omission under the predecessor to Rule 14a-8(i)(7) of a shareholder proposal requiring Duke Power to prepare an annual report regarding its environmental protection and pollution control activities because compliance with environmental laws had "become a part of the day-to-day business" of Duke Power as it attempted "to operate its facilities in a clean, safe, efficient and environmentally acceptable manner." *See also International Business Machines Corp.* (January 21, 2002) (concurring that a proposal requesting a report on employee health benefits could be excluded under Rule 14a-8(i)(7) where the subject matter concerned ordinary business operations).

The subject matter of the Proponents' request – reporting to stockholders on the Company's efforts to phase out products containing mercury – is a matter falling directly within the Company's ordinary business operations. Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposal Seeks To "Micro-Manage" The Company As It Concerns The Method Or Timing Of Implementing Decisions Relating To Environmental Issues.

The Staff also has concurred with requests to omit proposals concerning the method or timing of implementing decisions relating to environmental matters and the use of new technology. In *E.I. du Pont de Nemours and Company* (March 8, 1991), the Staff determined that a proposal involving the timing of the phase-out of the production of certain chemicals related to the company's ordinary business operations and, therefore, was excludable under Rule 14a-8(i)(7)'s predecessor, Rule 14a-8(c)(7). *See id.*

The Proposal suggests that the Company should phase out the distribution of mercury-containing devices by January 1, 2005. The inflexible timing mandated by the Proposal unduly interferes with ordinary management functions, such as the availability and costs of substitute products, the comparable effectiveness of a replacement product, whether additional training would by required to safely utilize a replacement product and any anticipated impact on the patient care provided by the Company's customers. In contrast, the Proponents seek to intrude upon managerial discretion as to how to respond to mercury-related EHS concerns. While the Company believes alternatives to mercury-containing devices are available in many instances, requiring the Company to replace all of the mercury-containing devices it distributes in an unnecessarily expedited manner and without consideration of other relevant factors could adversely impact the patient care provided by the Company's customers and significantly raise costs for the Company, its customers and their patients. To allow a stockholder proposal to dictate the outcome of these decisions would remove from management the ability to operate in the ordinary course of business.

D. The Proposal Relates To Tasks Fundamental To Management's Ability To Run The Company On A Day-To-Day Basis

The Proposal pertains to the Company phasing out the distribution of *all* mercury-containing products. Thus, the Proposal is sufficiently broad so as to remove from management's discretion the ability to make ordinary operational decisions with respect to its business. The Staff has previously concurred in the exclusion of other proposals which similarly seek to manage a company's business at this level of detail. See *Duke Energy Corporation* (February 16, 2001).

Furthermore, the Proposal concerns "the retention of suppliers" who provide the Company with mercury-containing products. *See* 1998 Release. None of Cardinal's self-manufactured products contain mercury. However, Cardinal distributes products that contain mercury and, therefore, the Proposal concerns the Company's retention of the suppliers of these products. The Proposal also attempts to decide for management which products the Company will, and will not, distribute to its customers. We note that the selection of the products that the Company distributes to hospitals, laboratories, surgery centers, clinics, physician group practices, long-term and subacute care facilities, home care companies and other health-care providers are fundamental to management's ability to fulfill the Company's mission of offering innovative products and services to help customers across health care meet the growing challenges of a dynamic industry. *See e.g., Wal-Mart Stores, Inc.* (March 9, 2001) (granting no-action relief with respect to a proposal requesting the adoption of a policy against selling handguns and ammunition, with current inventories to be returned to their manufacturers, because such merchandising decisions fall within the ordinary business exception).

Furthermore, the Proposal does not concern "sufficiently significant policy issues" to justify removing the Proposal from the realm of ordinary business. We note that the Supporting Statement fails to demonstrate any indicia of significant and widespread media coverage or debate with respect to the subject matter of the Proposal. *See, e.g., Avon Products, Inc.* (February 8, 2002) (refusing to exclude a proposal under Rule 14a-8(i)(7) "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues"). Therefore, the Proposal's attempts to subject the Company's retention of suppliers to shareholder oversight and to dictate the Company's products fall within the ordinary business exception of Rule 14a-8(i)(7).

E. The Proposal Does Not Fall Into the Category Of Proposals That The Staff Permits To Be Revised.

We conclude by noting that the Staff has not permitted revisions under Rule 14a-8(i)(7) to proposals similar to the Proponents' submission. If the Staff concludes that any portion of the Proposal should be excluded under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See Kmart Corporation* (March 12, 1999) (allowing exclusion of an entire proposal addressing matters outside the company's ordinary business operations without revision because a portion of the information sought related to ordinary business operations). *See also Wal-Mart Stores, Inc.* (March 15, 1999); *The Warnaco Group, Inc.* (March 12, 1999). In addition, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff explained that it will allow proponents to revise proposals otherwise excludable under Rule 14a-8(i)(7) in very limited situations. The Proponents should not be permitted to revise the Proposal because the subject matter of the Proposal falls squarely within the scope of ordinary business operations.

2. The Company Has Already Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits companies to omit proposals from their proxy materials if "the company has already substantially implemented the proposal." *See* Release No. 34-39093 (September 16, 1997). The "substantially implemented" standard replaced its predecessor rule allowing companies to omit those "moot" proposals, and exemplifies the Staff's interpretation of the "mootness" rule to mean that the proposal need not be "fully effected" by the company to meet the "mootness" test. *See Texaco, Inc.* (March 28, 1991) ("stating that a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

The Company already has in place procedures which it believes will result in substantially the same outcome as the Proponents seek in its Proposal. First, none of CH's self-manufactured products contain mercury: CH's use of mercury-containing products is limited to the distribution of products that are not manufactured by the Company, such as thermometers and sphygmomanometers. In fact, the Company's V. Mueller business unit has converted their former mercury-filled bougies to ones that now contain tungsten. And the Company's Medicine Shoppe subsidiary has discontinued its brand-label mercury-containing thermometer and replaced it with a non-mercury thermometer. Second, the Company has procedures designed to safeguard against the potential hazards of mercury-containing products. CH maintains a written "Hazardous Communications Program" at each of its distribution centers. This program includes a current list of all hazardous material contained within the distribution center and guidelines for clean-up. The Company also produces a written environmental policy contained in *The Cardinal Ethics Guide*, distributed annually to CH employees throughout the world.

CH believes that, as a result of the foregoing procedures, CH has effectively addressed the environmental, health and safety concerns raised in the Proposal and Supporting Statement regarding the distribution of mercury-containing devices. Accordingly, the Proposal may be excluded from the 2002 Proxy Materials on the basis that the Company has substantially implemented the actions sought by the Proposal.

3. The Proposal And Supporting Statement Must Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-9 Because The Proposal Is Impermissibly Vague And Indefinite.

The Company believes that the Proposal includes several statements that are false and/or misleading when examined in light of current scientific knowledge and current Company procedures. Rule 14a-8(i)(3) permits companies to exclude any stockholder proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule of the Exchange Act. Further, Rule 14a-9 requires companies to exclude from their proxy material any statements that are false or misleading. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing a shareholder's unsubstantiated personal opinion have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (March 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). Each of these statements is listed below with identification of the Proposal's inaccuracies:

A. There Are Legitimate Uses For Mercury-Containing Products For Which There Are No Satisfactory Alternatives.

The Proposal states that "[a]lternatives are available to mercury-containing devices." This statement is false and misleading. According to the National Institutes of Health, "it is recognized that there are some uses of mercury in biomedical research, medicine and facility infrastructure for which there are *presently no satisfactory alternatives*" (*emphasis added*). *See* www.nih.gov/od/ors/ds/nomercury/goals.htm (June 20, 2002). This assertion in the Proposal is false and misleading because it fails to recognize that alternatives are not always available. Moreover, this statement is misleading since, in some instances where alternatives are available, the use of these products may be impractical or inadvisable due to employee safety, cost considerations or the concerns of the Company's customers regarding patient care.

B. The Company Has Safeguards In Place To Prevent Mercury From Entering The Environment.

The Proposal states in its first "whereas" clause that "[m]uch of the mercury in medical devices containing mercury including thermometers and sphygmomanometers, may be released into the environment. According to the U.S. Environmental Protection Agency (the "U.S. EPA"), combustion of hospital waste is estimated to generate approximately 10 percent of airborne mercury pollution." This quote is misleading for several reasons.

The Proposal's language makes a broad general statement and does not take into account the Company's procedures or their effectiveness in preventing mercury within the Company's control from entering the environment. The Company's procedures with regards to mercury conform to all federal, state and local laws. As a result of these procedures, the Company believes it is unlikely that meaningful amounts of mercury contained in the medical devices distributed by the Company, such as thermometers and sphygmomanometers, will be released into the environment. The Proposal is misleading because it implies that all medical devices containing mercury present a uniform risk to the environment, notwithstanding the impact of the Company's procedures. Moreover, the language of the Proposal is misleading because it cites industry-related statistics which fail to distinguish between the environmental impact of healthcare service providers with such procedures from those without similar procedures.

C. The Company Has Stringent Requirements For Cleaning Mercury Spills.

The Proposal states that "[i]f mercury spilled from a broken, mercury-containing device is not cleaned up, then it will evaporate, potentially reaching dangerous levels in indoor air." This passage is misleading and confusing. It appears to suggest that the Company does not have sufficient safeguards in place to protect its customers and employees from mercury. This is simply not true. Each CH-affiliated facility maintains specific procedures regarding hazardous material spills at the facility that comply with all applicable federal, state and local laws.

Accordingly, the Proposal and Supporting Statement must be excluded pursuant to Rules 14a-8(i)(3) and Rule 14a-9 because the Proposal and Supporting Statement contain vague, false and misleading statements in contravention of the proxy rules. However, if the Staff does not agree with this conclusion, the Company requests that the Proposal and Supporting Statement be revised as described herein before they may be included in CH's 2002 Proxy Materials.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from CH's 2002 Proxy Materials.

If you have any questions relating to this request or if you require any additional information, please feel free to contact me at (202) 887-3646 or Amy Haynes, Assistant General Counsel, at (614) 757-7767. In the event that the Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response. We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed envelope. Thank you for your prompt attention to this matter.

Sincerely,

Brian J. Lane

cc: Amy Haynes, Cardinal Health, Inc.
Walden Asset Management
Citizens Core Growth Fund
Sisters of the Sorrowful Mother International Finance, Inc.

Attachment

70213834_4.DOC

ATTACHMENT A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

May 13, 2002

Paul S. Williams
Executive Vice President, Chief Legal Officer & Secretary
Cardinal Health
7000 Cardinal Place
Dublin, OH 43017

Dear Mr. Williams:

Walden Asset Management holds approximately 221,550 shares of Cardinal Health stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of United States Trust Company of Boston, is a global investment manager with $1.2 billion in assets under management. Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among their top social objectives is the assurance that their companies are doing all that they can to protect the natural environment.

Cardinal Health distributes mercury-containing medical devices, including mercury thermometers to its Medicine Shoppe franchise, despite the serious public health concerns associated with improper disposal of mercury-containing devices. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United States Trust Company is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to hold more thant the requisite number of shares for filing resolutions through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to your response. I can be reached by e-mail at KScott@ustrustboston.com or by phone at (617) 726-7003.

Sincerely,

Kenneth P. Scott, CFA
Portfolio Manager

Encl. Resolution Text

MERCURY-CONTAINING DEVICES

Whereas Much of the mercury in medical devices containing mercury, including thermometers and sphygmomanometers, may be released to the environment. According to the U.S. Environmental Protection Agency (EPA), combustion of hospital waste is estimated to generate approximately 10 percent of airborne mercury pollution.

Broken mercury-containing devices are a health threat to employees and customers. If mercury spilled from a broken, mercury-containing device is not cleaned up, then it will evaporate, potentially reaching dangerous levels in indoor air.

Mercury pollution has a significantly adverse impact on public health. It can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish. A known neurotoxin, mercury disrupts brain development in fetuses and young children and permanently impairs their mental abilities. In July 2001, the U.S. Centers for Disease Control estimated that 10 percent of women in the U.S. have levels of mercury in their blood that are high enough to cause neurological effects in their offspring. That implies that each year in the U.S. there are 395,000 babies at risk of neurological effects.

Forty-one states have advisories for mercury in one or more water bodies, and eleven states have issued statewide mercury advisories. According to the EPA, mercury is the basis for fish consumption advisories at 60 percent of all water bodies nationwide with such advisories.

Alternatives are available to mercury-containing devices. Digital thermometers can be used to take oral, rectal or axillary temperature. The American Academy of Pediatrics states: "Pediatricians can contribute to the effort of decreasing the amount of mercury in the waste stream by phasing out mercury-containing devices, such as thermometers and sphygmomanometers...." (*Policy Statement*, July 2001)

Legislative initiatives in the U.S. suggest that within several years the sale of mercury-containing devices may be severely restricted. According to the Mercury Policy Project, several states have or are considering legislation that phases out mercury products, requires mercury product labeling, requires mercury separation at disposal, or requires mercury product collection. Eight U.S. states have recently passed legislation that restricts the retail sale of mercury thermometers.

Cardinal Health's customers are recognizing the concerns of mercury pollution. Through the Hospitals for a Healthy Environment program, the American Hospital Association has agreed with EPA to commit voluntarily to the virtual elimination of mercury from the hospital waste stream by 2005. More than 600 hospitals and clinics have joined this effort. They include Kaiser Permanente, Catholic Healthcare West, and the National Institutes of Health. The public health coalition Health Care Without Harm is supporting this effort. HCA, the largest private hospital chain, has discontinued purchases of mercury-containing thermometers and blood-pressure devices. The eight largest retail pharmacy chains have committed to end the sale of mercury thermometers. **Conversely, Cardinal Health's Medicine Shoppe franchise has not.**

Whereas Cardinal Health continues to distribute mercury-containing devices.

Resolved: Shareholders request the Board of Directors report to shareholders by January 1, 2003 on its efforts to adopt a policy of phasing out the distribution of mercury-containing medical devices by January 1, 2005.

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

August 13, 2002

RECEIVED
2002 AUG 20 AM 10:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Walden Asset Management et al. for inclusion in Cardinal Health's Proxy Materials for the 2002 Annual Meeting.

Ladies and Gentlemen:

This letter is submitted on behalf of the proponents of the shareholder resolution noted above. This letter follows a letter of June 25 from Cardinal Health's counsel regarding this matter. The proponents and Cardinal Health have concluded a mutually satisfactory agreement under which the proponents have withdrawn the shareholder proposal. Thus, we request that the Staff discontinue actions on its response to this matter. We regret any inconvenience you may have incurred.

Thank you for your attention to this matter. We understand that a similar letter is forthcoming from representatives of Cardinal Health. If you have any questions or comments, I can be reached by phone at (617) 726-7003, or by e-mail at KScott@ustrustboston.com.

Sincerely,

Kenneth Scott, CFA
Portfolio Manager and
Social Research Analyst

Encl.

C: Paul Williams, Executive VP, Chief Legal Officer & Secretary, Cardinal Health
Amy Hunsaker, Assistant General Counsel, Cardinal Health
Sr. M. Cecile Paulik, Sisters of the Sorrowful Mother International Finance
Diane Tod South, Citizens Funds

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

August 16, 2002

(202) 887-3646 C 18451-00002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Walden Asset Management, et. al.*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

As indicated in our letter to the Division of Corporate Finance (the "Division") dated June 25, 2002, Cardinal Health, Inc. ("Cardinal Health") received a shareholder proposal (the "Proposal") from Walden Asset Management that was co-sponsored by Citizens Core Growth Fund and Sisters of the Sorrowful Mother International Finance, Inc. (the "Proponents") for inclusion in the proxy materials to be distributed in connection with Cardinal Health's 2002 Annual Meeting of Stockholders. In our June 25, 2002 letter, we requested confirmation that the Division would not recommend any enforcement action if Cardinal Health excluded the Proposal from its proxy materials.

As indicated in the attached letters, both dated August 13, 2002, Walden Asset Management, Citizens Core Growth Fund and Sisters of the Sorrowful Mother International Finance, Inc. have withdrawn the Proposal. The attached letters executed by the Proponents substantiate that each Proponent has provided written verification that they have withdrawn the Proposal. Accordingly, we hereby withdraw our request for a no-action letter, and notify the Division that Cardinal Health plans to exclude the Proposal from its proxy materials.

If you have any questions regarding this matter, please contact me at (202) 887-3646.

Sincerely,

Brian J. Lane

Brian J. Lane

cc: Amy Hunsaker, Cardinal Health, Inc.
Kenneth P. Scott, Walden Asset Management
Diana Tod South, Citizens Core Growth Fund
Sr. M. Cecile Paulik, Sisters of the Sorrowful Mother International Finance, Inc.

Enclosure

70219695_1.DOC

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

August 13, 2002

Amy Hunsaker
Assistant General Counsel
Medicine Shoppe International
1100 N. Lindbergh Blvd.
St. Louis, MO 63132

Dear Ms. Hunsaker:

This letter follows our communications this week pertaining to the shareholder proposal on mercury-containing devices. This letter affirms that the resolution proponents are formally withdrawing the shareholder resolution based on Cardinal's efforts to reduce sales of mercury-containing medical devices.

1) The proponents understand that Cardinal Health has discontinued including mercury thermometers as an item available for order by Medicine Shoppe stores, and has no current intent to replenish its inventory of mercury thermometers for Medicine Shoppe stores once existing inventories have been sold down. Thus, there is no current intent for any additional mercury thermometers to be purchased by Cardinal for Medicine Shoppe stores.

2) We understand that Cardinal currently includes, and intends to continue including, non-mercury thermometers and sphygmomanometers among its "Best Value" products. These "Best Value" products provide Cardinal sales representatives and customers with incentives that favor products on the Best Value list. We further understand that Cardinal's current vendor of thermometers for its "Best Value" products is currently in the process of discontinuing its mercury thermometer product line.

3) We understand that Cardinal Health uses its reasonable best efforts not to distribute mercury thermometers (or other covered devices, where applicable) in states where at least one city or county has banned such sales.

Walden and the proponents applaud these efforts by Cardinal Health to reduce the use of mercury-containing medical devices. We believe that such actions are smart business decisions and are smart environmental and public health decisions. We appreciate your willingness to address these issues through dialogue. We would also like to thank you personally for your timely and thorough responses to multiple inquiries this week on this topic.

We understand that Cardinal Health will withdraw its challenge to the shareholder resolution at the SEC, and Walden will notify the SEC that the proponents have withdrawn the shareholder resolution.

Walden encourages additional efforts by Cardinal Health to eliminate *all* sales of mercury containing medical devices in order to eliminate the public health and environmental burden associated with improper disposal of these products. We look forward to discussions at some point this year on this topic. I will contact you in the coming months to learn more about Cardinal Health's progress in its initiatives to reduce the use of mercury-containing devices.

We would like to make an additional point for your consideration. Walden encourages Cardinal Health to educate its customers on the *full* costs of medical devices in its purchase decisions, including the prorated cost of mercury-containing device maintenance, mercury spill cleanups and mercury spill training. It is my understanding that *other* health care providers have often found non-mercury-containing medical devices, in such a context, to be clearly cost-effective. We will provide you with some free literature on this topic, under separate cover, and are happy to provide additional copies upon request.

As investors, we look forward to an ongoing positive and constructive relationship. Please feel free to contact me by phone at (617) 726-7003, or by e-mail at KScott@ustrustboston.com should you have any questions or comments.

Sincerely,

Kenneth Scott

Kenneth P. Scott, CFA
Portfolio Manager and
Social Research Analyst

C: Paul S. Williams, Executive Vice President, Chief Legal Officer & Secretary
Sr. M. Cecile Paulik, Sisters of the Sorrowful Mother International Finance
Diane Tod South, Citizens Funds

Diane Tod South

Sr. Cecile Paulik, Exec Dir

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

August 13, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Walden Asset Management et al. for inclusion in Cardinal Health's Proxy Materials for the 2003 Annual Meeting.

Ladies and Gentlemen:

This letter is submitted on behalf of the proponents of the shareholder resolution noted above. This letter follows a letter of June 25 from Cardinal Health's counsel regarding this matter. The proponents and Cardinal Health have concluded a mutually satisfactory agreement under which the proponents have withdrawn the shareholder proposal. Thus, we request that the Staff discontinue actions on its response to this matter. We regret any inconvenience you may have incurred.

Thank you for your attention to this matter. We understand that a similar letter is forthcoming from representatives of Cardinal Health. If you have any questions or comments, I can be reached by phone at (617) 726-7009, or by e-mail at KSmith@[illegible].com.

Sincerely,

Kenneth Scott

Kenneth Scott, CFA
Portfolio Manager and
Social Research Analyst

Encl.

C: Paul Williams, Executive VP, Chief Legal Officer & Secretary, Cardinal Health
Amy Hunsaker, Assistant General Counsel, Cardinal Health
Sr. M. Cecile Paulik, Sisters of the Sorrowful Mother International Finance
Diane Tod South, Citizens Funds

Diane Tod South

Sister Sylvia Egan SSM

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664